UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Exeter Resource Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

301835104

(CUSIP Number)

David S. Stone, Esq.

Neal, Gerber & Eisenberg LLP

2 North LaSalle Street, Suite 1700

Chicago, Illinois 60602

312-269-8411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

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1.	Name of reporting persons Goldcorp Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power – 75,874,037
	8.	Shared voting power – 0
	9.	Sole dispositive power – 75,874,037
	10.	Shared dispositive power – 0
11.	Aggregate amount beneficially owned by each reporting person 75,874,037
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 81.45% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 93,157,753 Common Shares outstanding as of June 13, 2017, as reported in the Issuer’s Schedule 14F-1 filed with the United States Securities and Exchange Commission (the “Commission”) on June 14, 2017.

SCHEDULE 13D

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ITEM 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common shares, no par value (the “Common Shares”), of Exeter Resource Corporation, a company organized under the laws of the Province of British Columbia, Canada (“Exeter” or the “Issuer”). The Issuer’s principal executive office is located at Suite 1690 – 999, West Hastings Street, Vancouver, British Columbia V6C 2W2 Canada.

ITEM 2.	Identity and Background.

This Schedule 13D is being filed by Goldcorp Inc., a corporation organized under the laws of the Province of Ontario, Canada (“Goldcorp” or the “Reporting Person”). The principal business of Goldcorp is gold mining. The address of the principal business and principal office of Goldcorp is Suite 3400, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Current information concerning the name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. To the knowledge of the Reporting Person, during the last five years, none of the directors and executive officers identified on Annex A hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On April 20, 2017 the Reporting Person made an offer (the “Offer”) to purchase, on and subject to the terms and conditions of the Offer, all of the outstanding Common Shares of the Issuer pursuant to an exchange offer. Under the Offer, each holder of a Common Share is entitled to receive 0.12 of a common share, without par value, in the capital of the Reporting Person in respect of each Common Share tendered in the Offer (the “Offer Consideration”). On June 7, 2017, the Reporting Person (i) confirmed that all of the conditions described in the Offer documents had been satisfied or waived; (ii) directed CST Trust Company (the “Depositary”) to take up the 74,992,886 Common Shares deposited at that time; and (iii) advised the Depositary that a subsequent offering period is being provided under U.S. securities laws and the Offer has been extended in accordance with the mandatory extension period requirements of Canadian securities laws until 5:00 p.m. (Toronto time) on June 20, 2017. During the subsequent offering period any Common Shares tendered will be immediately taken up and be promptly paid the Offer Consideration.

From June 7, 2017 through June 19, 2017 Goldcorp has taken up and paid the Offer Consideration for an additional 881,151 Common Shares deposited pursuant to the Offer.

ITEM 4.	Purpose of Transaction.

On April 19, 2017, the Reporting Person entered into the Amended and Restated Support Agreement with the Issuer (the “Support Agreement”) which provided that the Reporting Person would make a tender offer for all of the outstanding Common Shares of the Issuer for the Offer Consideration as described in Item 3 above.

As provided in the Support Agreement, upon completion of the Offer, the Reporting Person has agreed to use commercially reasonable efforts to enter into one or more transactions to enable the Reporting Person to acquire all the Common Shares not acquired under the Offer for consideration equivalent in value to the consideration paid pursuant to the Offer.

SCHEDULE 13D

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Pursuant to the Support Agreement, upon the Reporting Person acquiring Common Shares representing at least 50% of the Common Shares outstanding, the Issuer, at the request of the Reporting Person, shall use its best efforts to secure the resignation of such members of the existing Board of Directors of the Issuer as is necessary and the Reporting Person shall appoint and elect their replacements. In addition, the President and Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and the Vice President of Development and Operations will resign and replacements for the President and CEO and the CFO will be appointed by the Reporting Person.

The rules and regulations of the Toronto Stock Exchange (“TSX”), the New York Stock Exchange Market (“NYSE MKT”) and the Deutsche Börse AG Regulated Unofficial Market of the Frankfurt Stock Exchange in Germany (the “Frankfurt Exchange”) establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Common Shares from the TSX, NYSE MKT and Frankfurt Exchange. Depending on the number of Common Shares purchased by the Reporting Person under the Offer or otherwise, it is possible that the Issuer would fail to meet the criteria for continued listing on the TSX, NYSE MKT or Frankfurt Exchange or all of them. If the Reporting Person proceeds with a secondary acquisition to acquire the remaining Common Shares, the Reporting Person intends to cause the Issuer to apply to delist the Common Shares from the TSX, NYSE MKT and Frankfurt Exchange as soon as practicable after completion of the Offer and any secondary transaction.

The Reporting Person has entered into voting and support agreements dated March 28, 2017 (the “Lock-Up Agreements”) with all of the directors and officers of the Issuer (the “Locked-Up Shareholders”) who own, collectively, 10,130,816 of the issued Common Shares representing approximately 11% of the outstanding Common Shares. Pursuant to the Lock-Up Agreements, the Locked-Up Shareholders have agreed, among other things, to (i) support the Offer and (ii) to deposit their Common Shares to the Offer and not to withdraw such Common Shares. Such Common Shares were included in the 74,992,886 Common Shares taken up and paid for as of June 7, 2017.

The Locked-Up Shareholders have agreed to not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Support Agreement, and have agreed to cooperate to successfully complete the transactions with the Reporting Person.

As of June 19, 2017 the Issuer had fewer than 300 holders of record and is eligible to terminate its registration pursuant to the Section 12(g)(4) of the Securities and Exchange Act of 1934.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) To the best knowledge of the Reporting Person, there were 93,157,753 Common Shares outstanding as of June 13, 2017, as reported in the Issuer’s Schedule 14F-1 filed with the Commission on June 14, 2017. The Reporting Person beneficially owns in the aggregate 75,874,037 Common Shares, or 81.45% of the issued and outstanding Common Shares. The Reporting Person has sole voting and dispositive power over all of such Common Shares. To the knowledge of the Reporting Person, none of the persons named in Annex A beneficially own or are deemed to beneficially own any Common Shares.

(c) Except for the Common Shares purchased pursuant to the Offer as set forth in Item 3 above, during the last 60 days, no transactions in the Common Shares were completed by the Reporting Person.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Shares owned by the Reporting Persons.

(e)	Inapplicable

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above for a description of the Support Agreement and the Lock-Up Agreements.

SCHEDULE 13D

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ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1	Amended and Restated Support Agreement, dated April 19, 2017, between Goldcorp and Exeter (incorporated by reference to Exhibit 4.5 to Goldcorp’s Registration Statement filed on Form F-10 (Registration Statement # 333-217392) filed with the Commission on April 20, 2017).

Exhibit 2	Form of Lock-Up Agreement entered into between Goldcorp and each director and officer of Exeter on March 28, 2017 (incorporated by reference to Exhibit 4.6 to Goldcorp’s Registration Statement filed on Form F-10 (Registration Statement # 333-217392) filed with the Commission on April 20, 2017).

Additional Information

The full details of the Offer is set out in the takeover bid circular, letter of transmittal, notices of extension and variation, and the notice of guaranteed delivery (collectively the “Offer Documents”), which the Reporting Person has filed with the Canadian securities regulatory authorities. The Reporting Person also has filed a registration statement on Form F-10 relating to the Offer (as amended, the “Registration Statement”), which contains a prospectus (the “Prospectus”), and a tender offer statement on Schedule TO (as amended, the “Schedule TO”) with Commission. This filing is not a substitute for the Prospectus, the Registration Statement or the Schedule TO. EXETER SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLDCORP, EXETER AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at www.sec.gov.

This filing does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Goldcorp or Exeter.

SCHEDULE 13D

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: June 19, 2017

Goldcorp Inc.

By:	/s/ Anna Tudela
Name:	Anna Tudela
Title:	VP, Regulatory Affairs and Corporate Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (see 18 u.s.c. 1001)

ANNEX A

Certain Information Regarding Directors and Executive Officers of Goldcorp Inc.

The following table sets forth the name, country of citizenship, current business address, current principal occupation or employment and the principal business and address where such occupation or employment is conducted, of each of the individuals listed below. Unless otherwise indicated, the current business address of each person and the address where such person’s occupation or employment is conducted is Suite 3400-666 Burrard St., Vancouver, British Columbia, V6C 2X8 Canada.

Directors

Name	Citizenship	Present Principal Occupation or Employment (Including address if different from above)
Ian W. Telfer	Canada	Chairman of the Board and Director
Beverley A. Briscoe	Canada	Vice Chair of the Board and Director and Presidert of Briscoe Management Limited (835 Granville Street, Vancouver, BC V6Z 1K7)
David A. Garofalo	Canada	President and CEO of Goldcorp
Margot Franssen, O.C	Canada	Director
Clement A. Pelletier	Canada	Director
P. Randy Reifel	Canada	Director and President of Chesapeake Gold Corp. (1512 Yew Street, Suite 201, Vancouver, Canada V6K 3E4)
Charlie Sartain	Australia	Director
Blanca Treviño	Mexico	Director and President and CEO of Softtek, S.A. de C.V (Blvd. Constitución 3098 piso 6, Col. Santa Maria, Monterrey, Nuevo León, México, C.P. 64650
Kenneth F. Williamson	Canada	Director

Executive Officers

Name	Citizenship	Present Principal Occupation or Employment (Including address if different from above)
David A. Garofalo	Canada	President and CEO
Russell Ball	United States of America	Executive Vice President, CFO and Corporate Development
Todd White	United States of America	Executive Vice President and COO
Brent Bergeron	Canada	Executive Vice President, Corporate Affairs and Sustainability
Charlene Ripley	Canada	Executive Vice President, General Counsel
Jason Attew	Canada	Senior Vice President, Corporate Development and Strategy
Wade Bristol	United States of America	Senior Vice President, Canada and US Operations
Joseph Dick	United States of America	Senior Vice President, Latin America
Paul Harbidge	United Kingdom	Senior Vice President, Exploration
Richard J. Orazietti	Canada and Italy	Senior Vice President, Controller
Mark A. Ruus	Canada	Senior Vice President, Tax
Rohan Athaide	Canada	Vice President, Internal Audit
Joanne Klein	United Kingdom	Vice President, People
David Stephens	Canada	Vice President, Treasurer
Anna M. Tudela, Acc. Dir.	Canada and Peru	Vice President, Diversity, Regulatory Affairs and Corporate Secretary
Lisa Wade, M.Sc.	United States of America	Vice President, Environment